Exhibit 15.1

Fundrise iPO: 2020 year in review

CEO Ben Miller shares highlights from the company's performance during an unprecedented year, and a look at our plans for continued growth in 2021.

We're pleased to report that despite the broader global events of the past year, the Fundrise platform ended 2020 with overall net growth across all our major performance metrics. By continuing to build toward our long-term vision, we laid the groundwork for 2021 to be our biggest year ever, and are currently on pace to grow more over the next 12 to 18 months than in the last seven years combined.

Dear fellow shareholders,

We hope that you've already had an opportunity to read our recent end of year letter to all Fundrise investors, and therefore won't take more time here reiterating what you already know about the broader global events of the past year.

Instead, we'll try and pick up where we left off in our mid-year iPO update, in which we discussed the performance of the platform through the height of the pandemic and the importance of proving out the core business model in the face of extreme economic uncertainty and market volatility.

As mentioned then, we refocused our efforts through the second half of the year on ramping back up our engines of growth, with the goal of getting back to the level of aggressive scaling that we'd seen at the start of the year.

We are pleased to report that we ended the year with **overall net growth** across all our major performance metrics. And while we did not achieve the same ~100% year-over-year growth that has been so consistent over the past several years, in light of everything that occured and our overall relative performance to the rest of the real estate industry, we view 2020 as perhaps an even bigger success.

	Dec 31, 2019	Dec 31, 2020	1-year growth
Assets under mgmt.[1]	$988 million	$1.347 billion	▲ 36.3%
Active investors	122,544	148,336	▲ 21.0%
Employees	110	129	▲ 17.2%

1. Approximate, rounded to the nearest million Laying the groundwork for the next level of success Additionally, while during the onset of the pandemic we reduced our total spending to ensure that the business was well-capitalized and in a position of relative strength to weather a potential extended downturn, the team itself did not stop working. Rather, we continued building out the infrastructure necessary to achieve our long-term objectives, and so while top line growth metrics may have been slowed for a period, we feel that the foundation needed to reach the next level of success is now in a better place than ever before. Just to give you some sense of what we mean, below are a few noteworthy examples: ● Launched the first version of the Fundrise Android app and have worked to bring its feature set towards parity with iOS over 8 subsequent major releases. ● Introduced a seamless IRA investing experience, not only reducing what was a multi-week process down to a matter of days, but enabling investors to allocate their tax-advantaged assets to Fundrise without ever leaving the platform. ● Overhauled our investor goals feature, including making the feature available on iOS and Android. ● Upgraded key software services to allow for greater scale: in 2020 alone we generated roughly 1.3 million individual 1099-DIVs, while our daily performance reporting software layer now stores in excess of 975 million unique data points. ● To cap off the year, we introduced an enhanced version of our proprietary fund infrastructure which removes the previous restrictions on total per-fund offering capacity, enabling the creation of a unified flagship strategy which we intend to power the core of our investors’ portfolios going forward. This innovation should not only reduce the overall impact of short-term cash drag on investor returns, but also provide the potential for greater portfolio diversification over the long run. Regaining our pre-pandemic momentum While success is never guaranteed, together with our renewed focus on expanding overall awareness of our brand, we believe these key initiatives have allowed us to recover our momentum and put us back on track to meet our historical growth trajectory. Active investors on platform, Jan 31, 2014 - Feb 12, 2021²

2. “Active investors on platform” represents the approximate number of unique shareholders across all Rise Companies sponsored real estate investment programs as of the indicated date. This figure is net of shareholders who had redeemed or otherwise liquidated all of their shares as of the indicated date. In fact, with just our progress in 2021 so far we’ve already set new records with January being the single largest fundraising month ever for our sponsored funds. Assuming we are able to continue to deliver on this trajectory, we would end up growing the business as much over the next 12 to 18 months as we have in the last seven years combined... 3. 2021 run rate incorporates quarterly compounding of the actual growth observed over the period from Dec 31, 2020 to Feb 12, 2021. This is intended to approximate the intra-year increase in growth we have historically observed in past years; there can be no guarantee that such performance will be achieved in 2021 or any other future period. This continued growth has translated into a steadily increasing price per share, with the effective offering price now at $9.54 per share (a 4.9% increase from July 21, 2020 and an approximate year-over-year increase of 7.5%). Dec 31, 2020 Feb 12, 2021 2021 run rate³ Assets under mgmt $1.347 billion $1.447 billion ▴ 80.9% Active investors 149,099 154,663 ▴ 53.2% Employees 129 132 ▴ 21.4%

We’re also happy to share that we were once again recognized for these efforts, earning several awards across the industry, including: ● ● ● ● Inc 5000 Fastest Growing Companies in America Deloitte Technology Fast 500 Forbes Fintech 50 Nerdwallet’s Best Real Estate Investment Platform for 2020 Looking ahead As we stated in our mid-year update, the core idea behind Fundrise has always been pretty simple: Leverage technology to provide better access to high-quality investments at a lower cost. It’s been our belief that as the broader demographic tailwinds create a new generation full of millions and millions of new investors, the platform that was able to provide consistently strong performance with the best overall experience would be well-positioned to succeed. Looking back on a year filled with so many unexpected challenges, we feel that we’ve not only established ourselves as the clear leader in the space but continue to distance ourselves from the rest of the pack.

As before, we expect to continue to offer new investors an opportunity to invest in the iPO, as well as provide existing investors with the ability to make additional investments. And as before, we believe doing so will not only provide the business with more capital to continue to scale but also convert evermore investors into both shareholders, and advocates. The Fundrise growth flywheel The past year was validating in that it showed us just how important and powerful our Fundrise investor community can be, advocating for the principles on which the platform is built and driving continued awareness and organic growth. As always, we want to express our sincerest thanks to all of our fellow shareholders who continue to support the company and drive its success. We are looking forward to a year that will bring Fundrise even further into the spotlight and position us for our next level of growth. For those who haven’t seen it yet, I’ll leave you with this recent video we produced as part of a new marketing campaign, which is currently airing on many popular streaming video services. [ video embed: https://www.youtube.com/watch?v=OCBOljyXs10 ] Onward, Ben and the entire Fundrise team